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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                             TMCI ELECTRONICS, INC.
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                               (NAME OF ISSUER)

                                  Common Stock
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                        (TITLE OF CLASS OF SECURITIES)

                                   872933106
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                                (CUSIP NUMBER)

      Rolando Loera, 1875 Dobbin Drive, San Jose, CA 95133 (408) 272-5700
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               December 22, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)
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CUSIP No. 872933106
         -----------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Patrick James McQuade
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          00
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    404,539
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               404,539
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          404,539
          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.11%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                       2
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CUSIP No. 872933106
         -----------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

          Lynn Ann McQuade
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [X]
          (b)

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          00
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               404,539
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          404,539
          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.11%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                       2
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                ATTACHMENT TO STATEMENT FILED UNDER SCHEDULE 13D

ITEM 1:  SECURITY AND ISSUER

        This statement under Schedule 13D is filed with respect to common stock, no par value ("common stock") of TMCI Electronics, Inc. ("Company"), whose principal executive office is at 1875 Dobbin Drive, San Jose, CA 95133.

ITEM 2: IDENTITY AND BACKGROUND

        This statement is filed for Patrick James McQuade and his spouse, Lynne Ann McQuade.

        The information for Patrick James McQuade is as follows:

        a.   Patrick James McQuade

        b.   Mr. McQuade's residence is at 1156 Shadle Ave. Campbell, CA 95008

        c. Mr. McQuade is employed as President of Trinity Electronics, Inc., which is involved in electronics and sheet metal sales and fabrication. Its principal executive office is located at 1875 Dobbin Drive, San Jose, CA 95133.

        d.   None

        e.   None

        f.   USA

        The information for Lynne Ann McQuade is as follows:

        a.   Lynne Ann McQuade

        b.   Mrs. McQuade residence is at 1156 Shadle Ave., Campbell, CA 95008.

        c.   Mrs. McQuade is a homemaker.

        d.   None

        e.   None

        f.   USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The common stock with respect to which this statement is filed was acquired on December 22, 1997 in exchange for stock of Trinity Electronics, Inc. in a statutory merger between Trinity


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Electronics, Inc. and TMCI/Trinity Acquisition Corp., a wholly owned acquisition subsidiary of TMCI Electronics, Inc. The value of the Trinity Electronics, Inc. stock exchanged in the merger for the stock of the Company was $2,000,000. For purposes of this determination, the common stock of Company was valued at $4.9439 per share.

ITEM 4. PURPOSE OF TRANSACTION

        The stock was acquired by the reporting persons by way of the merger described in Item 3 as an investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a. Patrick James McQuade owns beneficially 404,539 shares of Company common stock, which constituted 10.11% of its outstanding stock on December 22, 1997. The stock is owned in the name of Patrick McQuade and is owned as community property with his wife, Lynne Ann McQuade.

                Lynne Ann McQuade owns beneficially 404,539 shares of Company common stock, which constituted 10.11% of its outstanding stock on December 22, 1997. The stock is owned in the name of Patrick McQuade and is owned as community property with the Patrick James McQuade.

        b.      Patrick James McQuade has the sole power to vote the shares.

        c. Neither reporting party has anything to report under this subitem.

        d. Neither reporting party has anything to report under this subitem.

        e.      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The reporting parties own the Company common stock as community property. The stock is held in the name of Patrick James McQuade. The reporting parties have no agreements with respect to any securities of Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        See attached exhibit regarding the agreement of the reporting parties that this schedule is filed on behalf of each of them.


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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 29, 1997            /s/ Patrick James McQuade
                             -------------------------
                             PATRICK JAMES MCQUADE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 29, 1997            /s/ Lynne Ann McQuade
                             ---------------------
                             LYNNE ANN MCQUADE


                                        3
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                  EXHIBIT TO STATEMENT FILED UNDER SCHEDULE 13D

        The undersigned each agrees that the statement to which this exhibit is attached is filed on behalf of each of them.

December 29, 1997                           /s/ Patrick James McQuade
                                            -------------------------
                                            PATRICK JAMES MCQUADE


                                            /s/ Lynne Ann McQuade
                                            -------------------------
                                            LYNNE ANN MCQUADE